SEC 05036427 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL WEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 N. Robinson, Suite 200
(No. and Street)

Oklahoma City,	Oklahoma	73102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Hintze 405-235-5714
(Area Code – Telephone Number)

SEC PROCESSING SECTION FEB 28 2005 WASH, D.C. 185

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

211 N. Robinson, Suite 1200	Oklahoma City	Oklahoma	73102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

BB

TLH 3/14

OATH OR AFFIRMATION

I, Robert O. McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital West Securities, Inc. (the "Company"), as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman and Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	3
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL CONDITION	4
STATEMENTS OF OPERATIONS	5
STATEMENT OF STOCKHOLDER'S EQUITY	6
STATEMENTS OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934	18
REPORT ON INTERNAL CONTROL	19

Report of Independent Certified Public Accountants

Board of Directors and Stockholder
Capital West Securities, Inc.

We have audited the accompanying statements of financial condition of Capital West Securities, Inc. (a wholly owned subsidiary of Affinity Holding Corp.) as of December 31, 2004 and 2003, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital West Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Oklahoma City, Oklahoma
January 21, 2005

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS	2004	2003
CASH AND CASH EQUIVALENTS	**$1,912,907**	$ 728,714
RECEIVABLE FROM CLEARING ORGANIZATION	**774,967**	912,346
SECURITIES OWNED - AT MARKET, pledged to clearing organization	**243,837**	766,534
ACCRUED INTEREST RECEIVABLE	**1,919**	15,688
FURNITURE AND EQUIPMENT, net	**47,071**	40,293
GOODWILL, net	**90,203**	90,203
DEFERRED TAX ASSET	**18,883**	27,912
OTHER ASSETS	**209,961**	112,973
	$3,299,748	$2,694,663

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued liabilities and payables	**$1,325,316**	$ 479,958
Payable to clearing organization	**243,837**	766,534
Income taxes payable	**79,011**	50,162
Total liabilities	**1,648,164**	1,296,654
COMMITMENTS AND CONTINGENCIES (note G)	**-**	-
STOCKHOLDER'S EQUITY		
Common stock - $.01 par value; authorized, issued and outstanding, 3,000,000 shares	**30,000**	30,000
Additional paid-in capital	**771,501**	662,022
Retained earnings	**850,083**	705,987
	1,651,584	1,398,009
	$3,299,748	$2,694,663

The accompanying notes are an integral part of these statements.

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

STATEMENTS OF OPERATIONS

Year ended December 31,

	2004	2003
REVENUES		
Commissions	**$5,338,350**	$5,540,935
Trading profits, net	**425,168**	362,542
Management and underwriting fees	**1,308,464**	543,066
Interest and dividends	**37,502**	72,207
Other	**462,610**	399,801
Total revenues	**7,572,094**	6,918,551
EXPENSES		
Employee compensation and benefits	**5,531,893**	5,226,986
Clearing, execution and account charges	**365,570**	373,588
Communications	**269,803**	260,570
Occupancy and equipment	**231,500**	265,049
Depreciation and amortization	**35,599**	69,940
Interest	**15,236**	12,973
Professional fees	**148,693**	104,935
Other operating	**728,655**	495,649
Total expenses	**7,326,949**	6,809,690
EARNINGS BEFORE INCOME TAXES	**245,145**	108,861
INCOME TAX EXPENSE	**84,134**	28,940
NET EARNINGS	**$ 161,011**	$ 79,921

The accompanying notes are an integral part of these statements.

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

STATEMENT OF STOCKHOLDER'S EQUITY

Years ended December 31, 2004 and 2003

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2003	$ 30,000	$481,777	$626,066	$1,137,843
Net earnings	-	-	79,921	79,921
Contribution from Parent	-	180,245	-	180,245
Balance at December 31, 2003	30,000	662,022	705,987	1,398,009
Net earnings	-	-	161,011	161,011
Contribution from Parent	-	109,479	-	109,479
Dividend to Parent	-	-	(16,915)	(16,915)
Balance at December 31, 2004	$ 30,000	$771,501	$850,083	$1,651,584

The accompanying notes are an integral part of this statement.

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

STATEMENTS OF CASH FLOWS

Year ended December 31,

	2004	2003
OPERATING ACTIVITIES		
Net earnings	$ 161,011	$ 79,921
Adjustments to reconcile net earnings to net cash provided by operating activities		
Depreciation and amortization	35,599	69,940
Noncash compensation	42,400	78,800
Deferred tax expense (benefit)	9,029	(20,092)
Loss on disposal of furniture and equipment	-	12,129
Changes in operating assets and liabilities		
Receivable from clearing organization	137,379	(5,671)
Securities owned	522,697	(28,916)
Accrued interest receivable	13,769	(13,757)
Income taxes receivable	-	71,877
Other assets	(96,988)	(61,911)
Accrued liabilities and payables	845,358	22,793
Payable to clearing organization	(522,697)	(71,559)
Income taxes payable	28,849	50,162
Net cash provided by operating activities	1,176,406	183,716
INVESTING ACTIVITIES		
Purchase of furniture and equipment	(42,377)	(9,678)
Proceeds on sale of assets	-	440
Net cash used in investing activities	(42,377)	(9,238)
FINANCING ACTIVITIES		
Payments on borrowings	-	(26,179)
Contribution from Parent	67,079	14,500
Dividend to Parent	(16,915)	-
Net cash provided by (used in) financing activities	50,164	(11,679)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,184,193	162,799
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	728,714	565,915
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,912,907	$ 728,714
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$ -	$ 13,000
Cash paid (received) for income taxes	$ 46,000	$ (73,000)

Noncash investing and financing activities:

During 2004, the Company recorded compensation and a contribution from its Parent of $42,400 to the Employee Stock Option Plan.

At December 31, 2003, the Company recorded compensation and a contribution from its Parent of $78,800 for options granted to purchase stock of its Parent to Company employees (see note D).

During 2003, the Parent made a capital contribution of $86,945 (see note E).

The accompanying notes are an integral part of these statements.

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES

Capital West Securities, Inc. (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Act"). The Company is wholly owned by Affinity Holding Corp. (the "Parent").

The Company operates as an introducing broker-dealer on a fully disclosed basis and offers its clients (individual and institutional investors) a variety of products and services. The Company also offers investment banking and municipal finance services. The Company's operations are primarily in Oklahoma and Texas.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and reflect industry practices. The following represents the more significant of those policies and practices.

1. Basis of Presentation

In preparing its financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash and cash equivalents. The Company maintains its cash in accounts which may, at times, exceed federally insured limits. The Company has not experienced any losses in cash and cash equivalents and believes it is not exposed to any significant risks. At December 31, 2004 and 2003, cash and cash equivalents include $1,013,158 and $211,895, respectively, invested in money market accounts with the clearing organization.

3. Securities Transactions

Securities transactions and related commission revenue and expense are recorded on the trade date as if they had settled. Investment banking revenue is recorded at the time the services are completed and the income is reasonably determinable.

4. Securities Owned

Securities owned consist substantially of tax-exempt securities carried at fair value based on published quotations. For securities with no published quotations, management estimates fair value based on quoted market prices of similar instruments.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

5. Furniture and Equipment

Furniture and equipment include office furniture, computer software and office equipment. Depreciation is calculated under an accelerated method using estimated useful lives of three to seven years. Accumulated depreciation on furniture and equipment was $565,906 and $530,308 at December 31, 2004 and 2003, respectively.

The Company reviews the carrying value of long-lived assets used in operations when changes in events or circumstances indicate the asset might have become impaired. The review is based on comparing the carrying amount of the assets to the undiscounted estimated cash flows over the remaining useful lives. If this review indicates that an asset has been impaired, the Company records a charge to operations to reduce the asset's carrying value to fair value, which is based on estimated discounted cash flows.

6. Goodwill

In 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 142, *Goodwill and Other Intangible Assets.* SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and requires that goodwill and intangibles with indefinite lives no longer be amortized, but instead be periodically reviewed for impairment. The Company adopted SFAS 142 effective January 1, 2002 and, accordingly, has not recorded any amortization of goodwill. During 2004 and 2003, no impairment of goodwill has occurred.

7. Income Taxes

The Company is included in the Parent's consolidated federal and state income tax returns. Income taxes have been computed separately for the Company under the provisions of SFAS 109, *Accounting for Income Taxes.*

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

8. Stock-Based Compensation Plans

The Parent of the Company has stock-based employee compensation plans, which are described more fully in Note D to the financial statements. Since these plans are indexed to the Parent's common stock and the Parent's only activity relates to its investment in the Company, any activity in these plans is accounted for and disclosed in the financial statements of the Company. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Compensation is recognized only when the fair value of the underlying stock exceeds the exercise price at the date of grant. The following illustrates the effect on net earnings as if the Company had applied the fair value recognition provision of SFAS 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation for the years ended December 31, 2004 and 2003. All options were fully vested when awarded in 2003.

	2004	2003
Net earnings		
As reported	$161,011	$ 79,921
Compensation expense not recorded, net of income taxes	-	(9,321)
Pro forma	$161,011	$ 70,600

The fair value of each option granted is estimated on the date of grant using the minimum value method pricing model with the following weighted average assumptions: risk-free interest rates are the same for each grant and are approximately 2.54%, no expected future dividends and expected option lives of four years. Stock price volatility expectations have been excluded under the minimum value method.

The minimum value option valuation model is a permissible method to estimate the fair value of options for nonpublic companies under SFAS 123 but, in management's opinion, may not necessarily provide a reliable measure of the fair value of its employee stock options.

The Parent of the Company has an employee stock ownership plan ("ESOP") that is accounted for in accordance with Statement of Position 93-6, *Employer's Accounting for ESOP*. As such, the Company reports compensation expense based on the fair value of shares contributed to or cash contributed to the ESOP.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

9. Advertising Cost

The Company expenses the cost of advertising as incurred. Advertising expense for the year ended December 31, 2004 was approximately $46,500.

10. Rule 15c3-3

The Company is exempt from Rule 15c3-3 under the provisions of subsection (k)(2)(ii). Under this exemption, the *Computation for Determining Reserves Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

11. Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004) ("SFAS 123R"), *Share-Based Payment*, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method under APB Opinion No. 25, and generally would require instead that such transactions be accounted for using a fair-value-based method. The Company is currently using the minimum value method of measuring equity share options and similar instruments for pro forma disclosure purposes under SFAS 123 and will apply SFAS 123R prospectively to new awards and to awards modified, repurchased or cancelled after the required effective date (first annual reporting period after December 15, 2005). The Company will continue to account for any portion of awards outstanding at the date of initial application using APB Opinion No. 25 to those awards (see Notes A8 and D).

NOTE B - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

At December 31, 2004, the Company had an aggregate indebtedness to net capital ratio of 1.12 to 1, with net capital of $1,249,463, which was $999,463 in excess of its required net capital of $250,000.

At December 31, 2003, the Company had an aggregate indebtedness to net capital ratio of 0.49 to 1, with net capital of $1,088,985, which was $838,985 in excess of its required net capital of $250,000.

NOTE C - INCOME TAXES

Income tax expense consists of the following:

	Year ended December 31	
	2004	2003
Current tax expense		
Federal	$ 62,338	$ 40,111
State	12,767	8,921
	75,105	49,032
Deferred tax expense (benefit)	9,029	(20,092)
Total income tax expense	$ 84,134	$ 28,940

The actual expense differs from the "expected" tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to earnings before income taxes) primarily because of municipal interest, state income taxes and the use of a graduated federal tax rate.

The Company has a net deferred tax asset of $18,883 and $27,912 at December 31, 2004 and 2003, respectively. This deferred tax asset is due to differences between vacation and sick leave accruals and furniture and equipment basis for financial and tax reporting purposes and nondeductible compensation expense recorded for stock options granted.

NOTE D - EMPLOYEE BENEFITS

The Company has a 401(k) plan covering substantially all employees. The plan permits employer matching contributions as determined by the Company's board of directors, not to exceed 6% of each participant's eligible compensation. During 2004, the Company made no matching contributions. During 2003, the Company made matching contributions of $2,000.

In October 2003, the Parent finalized a four-year stock option agreement with certain employees of the Company whereby employees were provided an option (fully vested at the time of grant) to purchase 23,000 shares of the Parent's common stock at an exercise price of $3 per share. In the opinion of management, the price per share at the date of grant approximated the fair market value of the stock. As of December 31, 2004, no options have been exercised or forfeited under this agreement.

NOTE D - EMPLOYEE BENEFITS - CONTINUED

In addition, in December 2003, the Parent finalized a four-year stock option agreement with two key employees of the Company whereby the employees were provided an option (fully vested at the time of grant) to purchase 20,000 shares each of the Parent's common stock at an exercise price of $1 per share. In the opinion of management, the price per share at the date of grant was lower than the fair market value of the stock, resulting in compensation expense for the year ended December 31, 2003 of approximately $79,000 to the Company and a contribution from its Parent of approximately $79,000 at December 31, 2003.

The following summarizes information concerning options outstanding under the plan for the year ended December 31:

	2004		2003	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	63,000	$1.73	-	$ -
Granted	-	-	63,000	1.73
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at end of year	63,000	$1.73	63,000	$1.73
Options exercisable at year-end	63,000	$1.73	63,000	$1.73

The following summarizes information about stock options outstanding and exercisable under the plan at December 31, 2004:

	Options outstanding			
	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price	Fair value of option
Exercise price				
$1	40,000	3	$1.00	$2.06
$3	23,000	2.8	$3.00	$0.25

NOTE D - EMPLOYEE BENEFITS - CONTINUED

During 2002, the Parent implemented an employee stock ownership plan ("the Plan"). The Plan provides for the Parent to make contributions in either cash or common stock of the Parent on a discretionary basis. Company employees or directors who are 21 years of age or older and have completed one year of service are eligible to participate in the Plan. The Plan is administered by the board of directors of the Parent and contributions of approximately $42,400 and $114,500 made by the Company on behalf of the Parent are included in compensation expense for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004, 48,545 shares of the Parent's common stock that was purchased during 2004 and 2003 have been allocated and the estimated fair value of unvested shares is approximately $11,900.

NOTE E - RELATED PARTY TRANSACTIONS

During 2004, the Parent made a cash contribution to the Company of $67,079 and a noncash contribution consisting of shares of stock (see Note D). Additionally, the Company made a dividend to the Parent in the amount of $16,915.

During 2003, the Parent made a cash contribution to the Company of $14,500 and two noncash contributions consisting of furniture and equipment, less associated liabilities and issuance of stock options (See Note D). The Company recorded the noncash contribution of furniture and equipment at the Parent's historical cost as follows:

Furniture and equipment	$113,124
Less liabilities assumed	26,179
Net contribution	$ 86,945

Shortly after the contribution, the Company retired the liabilities assumed.

NOTE F - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The following disclosures of the estimated fair value of financial instruments are made in accordance with the requirements of SFAS 107, *Disclosures About Fair Value of Financial Instruments*. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. At December 31, 2004 and 2003, the carrying amount of all financial instruments as reflected on the statements of financial condition was the same as their estimated fair value.

NOTE F - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS - CONTINUED

For cash and cash equivalents and receivable from and payable to clearing organization, the carrying amount is a reasonable estimate of fair value as such amounts are payable or receivable on demand or generally within five days.

Securities owned are carried at fair value.

The fair value estimates are based on published quotations or management estimates fair value based on quoted market price of similar instruments at December 31, 2004 and 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been significantly revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company leases certain office space and data information equipment under operating leases. Total rent expense in 2004 and 2003 was $231,500 and $265,049, respectively. Future minimum rental payments at December 31, 2004 are as follows:

Year ending December 31	
2005	$201,763
2006	187,474
2007	178,232
2008	12,597
	$580,066

The Company is subject to market and credit risk in connection with security transactions. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Company controls this risk by monitoring the market value of securities on a daily basis.

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses. The Company monitors its customer activity by reviewing information it receives from its clearing organization on a daily basis, requiring customers to deposit additional collateral or reducing positions when necessary.

NOTE G - COMMITMENTS AND CONTINGENCIES - CONTINUED

In the normal course of business, the Company enters into when-issued and underwriting commitments. There were no such commitments at December 31, 2004.

On November 14, 2003, the Company was notified that it was named as a defendant to a case filed in the District Court of Pontotoc County, State of Oklahoma through an amended petition. The original petition was filed against the defendants to recoup approximately $1,000,000 which was allegedly embezzled by the plaintiff's employee. The plaintiff's claim against the Company is based on the negligence theory and has not specified the dollar amount it is seeking from the Company, other than it exceeds $10,000. On December 9, 2003, the Company filed a motion to dismiss or, in the alternative, compel arbitration that was heard on January 26, 2004. On July 26, 2004, the Court overruled the Company's motion and on August 25, 2004, the Company filed an appeal challenging the Court's July 26, 2004 ruling. All briefing has been completed by the parties and now await the Supreme Court ruling. Although the ultimate resolution is uncertain, management believes it has a well-founded defense and the claims are without merit.

In the normal course of business, there are additional legal actions and proceedings pending against the Company. In management's opinion, after consultations with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position or results of operations.

SUPPLEMENTARY INFORMATION

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Year ended December 31, 2004

NET CAPITAL	
Total stockholder's equity from statement of financial condition	$1,651,584
Deductions	
Nonallowable assets	
Goodwill	90,203
Furniture and equipment	47,071
Deferred tax asset	18,883
Other assets	209,961
Net capital before haircuts on securities positions	1,285,466
Haircuts on securities positions	(36,003)
NET CAPITAL	$1,249,463
CAPITAL REQUIREMENT	
Minimum capital required to be maintained (the greater of $250,000 or 1/15 of aggregate indebtedness)	$ 250,000
Net capital in excess of requirements	999,463
Net capital as above	$1,249,463
Aggregate indebtedness	$1,404,327
Ratio of aggregate indebtedness to net capital	1.12 to 1

There were no material differences between this schedule and the Company's unaudited FOCUS Report Part II as of December 31, 2004, except for the increase in net capital of approximately $85,900 relating to audit adjustments for current year tax expense, recording receivable from clearing organization, salary accruals and contribution to ESOP. Therefore, no further reconciliation is deemed necessary.

Grant Thornton

Accountants and Business Advisors

January 21, 2005

Board of Directors
Capital West Securities, Inc.

In planning and performing our audit of the financial statements of Capital West Securities, Inc. (the "Company") (a wholly owned subsidiary of Affinity Holding Corp.) for the year ended December 31, 2004 (on which we issued our report dated January 21, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become

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inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Grant Thornton LLP